Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

FOURTH QUARTER AND FULL YEAR 2023 RESULTS AND CONFERENCE CALL

Toronto (January 8, 2024) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its fourth quarter and full year 2023 results on Thursday, February 15, 2024, after normal trading hours.

Fourth Quarter and Full Year 2023 Results Conference Call Webcast

Agnico Eagle's senior management will host a conference call on Friday, February 16, 2024 at 11:00 AM (E.S.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3vf5XBm to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator. (See “Via Telephone” details below)

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 178426#. The conference call replay will expire on March 16, 2024.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Agnico Eagle's quarterly operating results for 2024 are scheduled to be released as follows, after normal trading hours:

First Quarter – Thursday, April 25, 2024

Second Quarter – Wednesday, July 31, 2024

Third Quarter – Wednesday, October 30, 2024

Agnico Eagle's Annual General Meeting of Shareholders is scheduled to be held on Friday April 26, 2024 at 11:00 AM (E.D.T).

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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